FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2003.

AUDIOCODES LTD.

(Translation of registrant’s name into English)

4 Hahoresh Street, Yehud 56470 • ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On April 7, 2003 AudioCodes Ltd. (the “Registrant”) announced that it has entered into an agreement with Nortel Networks Limited to acquire selected assets and serve as Nortel Networks exclusive supplier of Universal Audio Server (“UAS”) products for Nortel Networks Carrier Succession solution for a period of three years.

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1.

Press release dated as of April 7, 2003 announcing agreement entered into between the Registrant and Nortel Networks Limited for the acquisition of selected assets relating to and to serve as Nortel Networks’ exclusive supplier of UAS products for Nortel Networks’ Carrier Succession solution for a period of three years.

The information set forth in the first, third, and fourth paragraphs of the press release attached as Exhibit 99.1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378.

Statements in this Report on Form 6-K and in the press release attached as Exhibit 99.1 hereto concerning the Registrant’s business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in the Registrant’s industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on the Registrant’s and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in the Registrant’s filings with the Securities and Exchange Commission.  The Registrant assumes no obligation to update the information in the press release attached as Exhibit 99.1.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:

/s/ MIKE LILO

Mike Lilo

Chief Operating Officer and Chief Financial Officer

Dated:

April 9, 2003

EXHIBIT INDEX

Exhibit No.

Description

99.1

Press release dated as of April 7, 2003 announcing agreement entered into between the Registrant and Nortel Networks Limited for the acquisition of selected assets relating to and to serve as Nortel Networks exclusive supplier of UAS products for Nortel Networks Carrier Succession solution for a period of three years.